                                                                                                    Exhibit 12

                                                 NYNEX CORPORATION
                                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                   (In millions)



                                                                                    Year
                                                             1993        1992        1991        1990        1989
     Earnings

         Income Before Interest Expense................      $387.1    $1,995.8    $1,326.8    $1,649.4    $1,499.0
          and Cumulative Effect of Change
          in Accounting Principle

         Federal, State and Local Income Taxes.........      (172.7)      570.4       192.1       368.3       265.9

         Estimated Interest Portion of Rental Expense*.       112.3       120.9       123.9       123.8       117.1

           Total Earnings*.............................      $326.7    $2,687.1    $1,642.8    $2,141.5    $1,882.0



     Fixed Charges

         Total Interest Expense........................      $659.5    $  684.6    $  726.0    $  700.0    $  691.4

         Estimated Interest Portion of Rental Expense*.       112.3       120.9       123.9       123.8       117.1

           Total Fixed Charges*........................      $771.8    $  805.5    $  849.9    $  823.8    $  808.5

         Ratio of Earnings to Fixed Charges**..........        .42        3.34        1.93        2.60        2.33


*  Amounts for years prior to 1991 have been restated for adjustments to rent expense.

** Earnings were inadequate to cover Fixed Charges by $445.1 million for the year ended December 31, 1993 as a result of $1.4 billion of fourth quarter 1993 after-tax business restructuring charges.